SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)

Verso Paper Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

92531L108

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Verso Paper Management LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Verso Paper Investments LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Verso Paper Investments Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person OO

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person CMP Apollo LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person OO

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person OO

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person OO

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 38,046,647 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 38,046,647 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,046,647 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 73.1%

14	Type of Reporting Person OO

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on May 23, 2008 by (i) Verso Paper Management LP, a Delaware limited partnership, (ii) Verso Paper Investments LP, a Delaware limited partnership, (iii) Verso Paper Investments Management LLC, a Delaware limited liability company, (iv) CMP Apollo LLC, a Delaware limited liability company, (v) Apollo Management VI, L.P., a Delaware limited partnership, (vi) AIF VI Management, LLC, a Delaware limited liability company, (vii) Apollo Management L.P., a Delaware limited partnership, and (viii) Apollo Management GP, LLC, a Delaware limited liability company, with respect to the common stock, par value $0.01 (the “Common Stock”) of Verso Paper Corp. (the “Issuer”).

Unless otherwise indicated, each capitalized term used by not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 23, 2008.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.           Security and Issuer

Item 2.           Identity and Background

Item 2 is hereby deleted in its entirety and restated as follows:

This Amendment No. 1 to Schedule 13D is filed on a voluntary basis by (i) Verso Paper Management LP, a Delaware limited partnership (“VP Management”), (ii) Verso Paper Investments LP, a Delaware limited partnership (“VP Investments”), (iii) Verso Paper Investments Management LLC, a Delaware limited liability company (“Investments Management LLC”), (iv) CMP Apollo LLC, a Delaware limited liability company (“CMP Apollo”), (v) Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), (vi) AIF VI Management, LLC, a Delaware limited liability company (“AIF VI LLC”), (vii) Apollo Management, L.P., a Delaware limited partnership (“Management”), (viii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (ix) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (x) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”).  VP Management, VP Investments, Investments Management LLC, CMP Apollo, Management VI, AIF VI LLC, Management, Management GP, Management Holdings and Holdings GP are referred to collectively herein as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is One Manhattanville Road, Suite 201, Purchase, New York  10577.

VP Management is principally engaged in the business of investing in securities of the Issuer.  VP Investments is the general partner of VP Management and is principally engaged in the business of serving as the general partner of VP Management.  Investments Management LLC is the general partner of VP Investments and is principally engaged in the business of serving as the general partner of VP Investments.  CMP Apollo is the managing member of Investments Management LLC and is principally engaged in the business of serving as the managing member of Investments Management LLC.

Management VI is the managing member of CMP Apollo.  Management VI is principally engaged in the business of serving as the managing member of CMP Apollo and other Apollo investment funds.

AIF VI LLC is the general partner of Management VI.  AIF VI LLC is principally engaged in the business of serving as the general partner of Management VI.  Management is the sole member-manager or the general partner of AIF VI LLC and is principally engaged in the business of serving as the member-manager of AIF VI LLC and other Apollo management entities.  Management GP is the general partner of Management and is principally engaged in the business of serving as the general partner of Management.  Management Holdings is the sole member-manager of Management GP and is principally engaged in the business of serving as the member-manager of Management GP and other Apollo Management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Item 4.           Purpose of Transaction

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and restated as follows:

The Reporting Persons believe that the filing of this Amendment No. 1 to Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder.  The Reporting Persons are filing this amendment on a voluntary basis solely to update the descriptions of the organization of the Apollo Management entities affiliated with VP Management.

VP Management holds of record an aggregate of 38,046,647 shares of Common Stock of the Issuer, which represent approximately 73.1% of the outstanding Common Stock of the Issuer.  The limited partners of VP Management include certain entities managed by Management VI, as well as members of management and the board of directors of the Issuer, and other entities.  Because VP Investments, as the general partner of VP Management, has sole discretion over the disposition over any assets held by VP Management, and has the right to vote all of the limited partnership interests in VP Management, VP Investments has the right to direct VP Management’s vote with respect to the Common Stock and controls the disposition of the Common Stock, and may be deemed to be the beneficial owner of all of the 38,046,647 shares of Common Stock held by VP Management.  Each of VP Management, VP Investments, Investments Management LLC, CMP Apollo, Management VI, AIF VI LLC, Management, Apollo Management GP, Management Holdings and Holdings GP disclaims beneficial ownership of the shares held of record by VP Management, except to the extent of any pecuniary interest therein, if any, and the filing of this Amendment No. 1 to Schedule 13D and any amendment thereto shall not be construed as an admission that any such entity is the beneficial owner of, or has any pecuniary interest in, such securities.

(a)           See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by the

Reporting Persons is based on 52,046,647 outstanding shares of Common Stock of the Issuer as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer filed on May 7, 2009.

(b)           See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)           Not applicable.

(e)           Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.           Material to Be Filed as Exhibits

Exhibit 1:      Joint Filing Agreement dated as of June 12, 2009, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: June 12, 2009	VERSO PAPER MANAGEMENT LP

	By:	Verso Paper Investments LP
Its General Partner

		By:	Verso Paper Investments Management LLC
Its General Partner

			By:	CMP Apollo LLC
Its sole and managing member

				By:	Apollo Management VI, L.P.
Its sole and managing member

					By:	AIF VI Management, LLC
Its General Partner

						By:	/s/ Laurie D. Medley
						Name:	Laurie D. Medley
						Title:	Vice President

Date: June 12, 2009			VERSO PAPER INVESTMENTS, LP

			By:	Verso Paper Investments Management LLC
Its General Partner

				By:	CMP Apollo LLC
Its sole and managing member

					By:	Apollo Management VI, L.P.
Its sole and managing member

						By:	AIF VI Management, LLC
Its General Partner

						By:	/s/ Laurie D. Medley
						Name:	Laurie D. Medley
						Title:	Vice President

Date: June 12, 2009	VERSO PAPER INVESTMENTS MANAGEMENT, LLC

	By:		CMP Apollo LLC
Its sole and managing member

	By:	Apollo Management VI, L.P.
Its sole and managing member

	By:	AIF VI Management, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

Date: June 12, 2009	CMP APOLLO LLC

	By:		Apollo Management VI, L.P.
Its sole and managing member

	By:	AIF VI Management, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

Date: June 12, 2009	APOLLO MANAGEMENT VI, L.P.

	By:		AIF VI Management, LLC
Its General Partner

	By:		/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

Date June 12, 2009	AIF VI MANAGEMENT, LLC

	By:		/s/ Laurie D. Medley
	Name:		Laurie D. Medley
	Title:		Vice President

Date: June 12, 2009	APOLLO MANAGEMENT, L.P.

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

Date: June 12, 2009	APOLLO MANAGEMENT GP, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

Date: June 12, 2009	APOLLO MANAGEMENT HOLDINGS, L.P.

	By:	APOLLO MANAGEMENT HOLDINGS, GP, LLC
its General Partner

	By:	/s/ John J. Suydam
	Name:	John J. Suydam
	Title:	Vice President

Date: June 12, 2009	APOLLO MANAGEMENT HOLDINGS GP, LLC

	By:	/s/ John J. Suydam
	Name:	John J. Suydam
	Title:	Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment No. 1 to Schedule 13D to which this Appendix A relates.

The executive officers and managers of Holdings GP are Messrs. Joshua Harris, Leon D. Black and Marc Rowan.  The principal occupations of each of Messrs. Harris, Black and Rowan is to act as executive officers and managers of Holdings GP and other related investment managers.  Mr. Black is a founding principal, and Messrs. Harris and Rowan are also principals, of Apollo Advisors, L.P. and its successive and affiliated investment advisors (collectively “Apollo Advisors”) with respect to the Apollo investment funds.

The business address of each of Messrs. Harris, Black and Rowan is c/o Apollo Management, L.P., c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Harris, Black and Rowan are each a citizen of the United States.  Each of Messrs. Harris, Black and Rowan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.